Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical Company; E. I. du

Pont de Nemours and Company; DowDuPont Inc.

Commission File No.: 001- 00815

News To Use

July 2016	DuPont and Dow Merger of Equals

PROPOSED MERGER

December 2015 - DuPont and The Dow Chemical Company (“Dow”) announced a proposed merger of equals transaction. The combined company resulting from the merger of DuPont and Dow (DowDuPont Inc. (“DowDuPont”)) intends to form three independent, publicly traded companies focused on Agriculture, Material Science and Specialty Products.

It is intended that the DuPont Pioneer, DuPont Crop Protection, and Dow AgroSciences businesses would combine to create a leading, pure-play agriculture company providing growers with a broad portfolio of solutions and greater choice.

PROGRESS TO DATE (Key Highlights)

February 2016 - DuPont and Dow announced [hyperlink to material filed with the SEC pursuant to Rule 425 on February 19, 2016] the U.S. site structure for the global agriculture leader the companies intend to create following the planned separation of DowDuPont into three independent, publicly traded companies. The corporate headquarters for the Agriculture company will be located in Wilmington, Delaware and will include the office of the CEO and key corporate support functions. Sites in Johnston, Iowa and Indianapolis, Indiana will serve as Global Business Centers, with leadership of business lines, business support functions, R&D, global supply chain, and sales and marketing capabilities concentrated in the two Midwest locations.

May 2016 - DuPont and Dow announced [hyperlink to material filed with the SEC pursuant to Rule 425 on May 23, 2016] senior leadership appointments for DowDuPont, following the consummation of the proposed merger of equals. James C. Collins, Jr., currently executive vice president for DuPont and leader of DuPont’s Agriculture business segment, will become chief operating officer for DowDuPont’s Agriculture business, which DowDuPont intends to separate as a leading, independent, pure-play agricultural company, subject to approval by the DowDuPont Board. The Agriculture business will unite DuPont’s and Dow’s seed and crop protection businesses.

June 2016 - DuPont and Dow announced [hyperlink to material filed with the SEC pursuant to Rule 425 on June 10, 2016] that the registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission on March 1, 2016, as amended, was declared effective on June 9, 2016. The registration statement was filed in connection with the proposed merger and includes a joint proxy statement of Dow and DuPont and a prospectus of DowDuPont. The companies also announced they have each scheduled special meetings of their respective stockholders on July 20, 2016, to seek adoption of the merger agreement and approval of related matters from such stockholders, a key milestone in the process to merge and pursue the intended spins of three highly focused, independent companies.

ACTION NEEDED

1.            ANSWER QUESTIONS. You may receive questions from customers, family members and others. Share the facts and avoid speculation on details that are not yet known.

2.            CONTINUE TO COMPETE. Until the transaction closes, DuPont and Dow remain separate entities that must continue to compete.

FREQUENTLY ASKED QUESTIONS

Q. What is the timeline for the proposed DuPont-Dow merger and intended spin-off of the three companies?

A: The proposed merger is expected to close in the second half of 2016, subject to customary closing conditions, including regulatory approvals and approval by both DuPont and Dow stockholders. Once the merger has been approved and consummated, the intended separations of the Agriculture, Material Science and Specialty Products companies are expected to occur as soon as practicable thereafter, but are not expected to occur more than 18-24 months post-closing.

Q. How will the proposed merger benefit customers?

A: The proposed merger between DuPont and Dow will create a leading global agriculture business with a comprehensive and robust pipeline of complementary products and services.

Q. What is the future for the Pioneer® brand?

A: Both Pioneer and Dow have strong, successful product brands with track records of providing high-quality products and services. These established product brands will be important to building the new Agriculture company.

Q. What impact will the merger have on sales agencies?

A. It is business as usual. Maintaining the strong Pioneer® brand experience and leading go-to-market structure is critical to our success.

Q. Where can I find more information?

A. Visit www.dowdupontunlockingvalue.com to read full news releases, view investor and stockholder information, access Frequently Asked Questions documents and review financial filings.

THE BOTTOM LINE: The proposed merger between DuPont and Dow brings together complementary companies and will create a leading global agriculture company to better serve growers around the world by offering superior solutions and expanding choice.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, DowDuPont Inc. (f/k/a Diamond-Orion HoldCo, Inc.) (“DowDuPont”) has filed with the Securities and Exchange Commission (“SEC”), and the SEC has declared effective on June 9, 2016, a registration statement on Form S-4 (File No. 333-209869) (as amended, the “Registration Statement”) that includes a joint proxy statement of The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) and that also constitutes a prospectus of DowDuPont. Dow, DuPont and DowDuPont may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or Registration Statement or any other document which Dow, DuPont or DowDuPont may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement, the joint proxy statement/prospectus and other documents filed with the SEC (when available) by Dow, DuPont and DowDuPont through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, DowDuPont and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on April 1, 2016 and the joint proxy statement/prospectus of Dow contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2015, its proxy statement filed on March 18, 2016 and the joint proxy statement/prospectus of DuPont contained in the Registration Statement filed on June 7, 2016, which are filed with the SEC.  A more complete description is available in the Registration Statement and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separations, including anticipated timing, any changes to the configuration of businesses included in the potential separation if implemented, (iii) the intended separation of the agriculture, material science and specialty products businesses of the combined company post-mergers in one or more tax efficient transactions on anticipated terms and timing, including a number of conditions which could delay, prevent or otherwise adversely affect the proposed transactions, including possible issues or delays in obtaining required regulatory approvals or clearances, disruptions in the financial markets or other potential barriers, (iv) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (v) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (vi) the ability of Dow or DuPont to retain and hire key personnel, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (viii) uncertainty as to the long-term value of DowDuPont common stock, (ix) continued availability of capital and financing and rating agency actions, (x) legislative, regulatory and economic developments, (xi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Dow’s and/or DuPont’s financial performance, (xii) certain restrictions during the pendency of the merger that may impact Dow’s or DuPont’s ability to pursue certain business opportunities or strategic transactions and (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.